Filed by Synopsys, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                            Subject Company:  Avant! Corporation
                                                              File No. 333-75638




The following press release was issued by Synopsys, Inc. on May 14, 2002.

Editorial Contact:
Steven K. Shevick,
Vice President, Investor Relations
Synopsys, Inc.
650-584-4257

        ADVISORY/Synopsys Announces Earnings Release Date and Conference
                 Call Information for Second Quarter Fiscal 2002

MOUNTAIN VIEW, California. May 14, 2002 - Synopsys, Inc. (Nasdaq: SNPS), today announced that it will report results for its second quarter of fiscal 2002 and hold a conference call after the close of the U.S. stock market on Tuesday, June 4, 2002. The conference call will begin at 2 p.m. Pacific Time (5 p.m. ET) and will be hosted by Aart de Geus, Chairman and CEO, and Brad Henske, Chief Financial Officer.

The date of the conference call has been changed from May 22, 2002 (the date posted on Synopsys' corporate website) to June 4, 2002 in order to coincide with the shareholder meeting and anticipated closing date of Synopsys' proposed merger with Avant! Corporation. On the June 4 call Synopsys will also provide guidance for the combined company. Synopsys issued a press release announcing preliminary results for the second quarter on May 6, 2002.

Details regarding the webcast and telephone replay of the call will be announced approximately one week before the date of the call.

Forward Looking Statements

The statement in the second paragraph of this press release regarding the anticipated closing date of the Synopsys-Avant! merger is a forward-looking statement within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Factors that may cause the closing not to occur on the anticipated date include potential delays in obtaining requisite regulatory clearance for the merger and failure to obtain shareholder approval. Synopsys is under no obligation to (and expressly disclaims any such obligation to) update or alter this forward-looking statement whether as a result of new information, future events or otherwise.

Additional Information

On May 2, 2002, in connection with the proposed merger, Synopsys and Avant! filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that included a joint proxy statement of Synopsys and Avant! and a prospectus of Synopsys. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO REGARDING THE MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. The joint proxy statement/prospectus was first sent to security holders on May 6, 2002. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other related documents filed by Synopsys and Avant! with the SEC at the SEC's website at www.sec.gov. The joint proxy statement / prospectus and the other documents may also be obtained for free by accessing Synopsys' website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention:
Company Secretary, (650) 584-5000, or to D.F. King & Co., Inc., Synopsys' Information Agent in connection with the merger, at 77 Water St. 20th Floor, New York, NY 10005, toll-free 1-800-290-6427, or by accessing Avant!'s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention: Company Secretary, (510) 413-8000, or to Georgeson Shareholder Communications, Inc., Avant!'s Information Agent in connection with the merger, at 111 Commerce Road, Carlstadt, NJ 07072, toll-free 1-866-781-5469.

Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, is set forth in the joint proxy statement / prospectus filed with the SEC.

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems, and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com